

December 5, 2013

Via E-Mail
James M. Follo
Chief Financial Officer
The New York Times Company
620 Eighth Avenue
New York, New York 10018

      Re: The New York Times Company
             Form 10-K for the Year Ended December 30, 2012
             Filed February 28, 2013
             Form 10-Q for the Quarter Ended June 30, 2013
             Filed August 8, 2013
             Form 10-Q for the Quarter Ended September 29, 2013
             Filed November 7, 2013
             File No. 001-05837

Dear Mr. Follo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 30, 2012

Item 1A. Risk Factors "*Security breaches and other disruptions or misuse of our network and information systems could affect our ability to conduct our business effectively,*" page 12

1. We note your disclosure that during 2012 the Times's computer network was the target of a cyber-attack that you believe was sponsored by a foreign government, designed to interfere with your journalism and undermine your reporting. We also note your disclosure that you have implemented controls and taken other preventative actions to further strengthen your systems against future attacks. If the amount of the increased expenditures in cybersecurity protection measures was or is expected to be material to

your financial statements, please revise your discussion in MD&A to discuss these increased expenditures. Also, if material, please revise the notes to your financial statements to disclose how you are accounting for these expenditures, including the capitalization of any costs related to internal use software.

Notes to the Financial Statements

Note 7. Investments, page 68
Cost Method Investments, page 69

2. We note your disclosure that in October 2012, you sold an ownership interest in Indeed.com for approximately $167 million and recognized a pre-tax gain of $164.6 million. In light of the significance of this gain, please tell us how this gain was calculated or determined. As part of your response, please tell us the percentage of your ownership interest in Indeed.com prior to the sale and the related carrying value for your investment and tell us the amount of your ownership interest, if any subsequent to the sale. Also, please explain to us why you were able to recognize such a significant gain on the sale of this investment.

Form 10-Q for the Quarter Ended June 30, 2013

Note 3. Prior Period Adjustments, page 6

3. We note that during the second quarter of 2013 you determined that due to an error in the actuarial valuation of accrued benefits for certain pension plan participants, your pension benefit obligation was overstated by approximately $50.4 million as of December 31, 2012 and $50.9 million as of March 31, 2013. We also note that because you determined that correction of the error in the current period would be material, you adjusted your consolidated financial statements for the period ended December 25, 2011 through March 31, 2013 to correct the errors. In accordance with ASC 250-10-50-8, the resulting effects on the net income of prior periods should be disclosed in the annual report for the year in which the adjustments are made and in interim reports issued during the year after the date of recording the adjustments. In this regard, it does not appear that this disclosure has been made in the Form 10-Q for the quarter ended September 30, 2013. Please confirm that you will include this disclosure in the notes to the financial statements in the Form 10-K for the year ended December 31, 2013.

Form 10-Q for the Quarter Ended September 29, 2013

Statements of Cash Flows, page 5

4. We note that adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities includes a line item titled "other-net" in the amount of $20,550. Please explain to us the nature of the amounts included in this line item.

Note 11. Discontinued Operations, page 13

5. We note your disclosure that on August 3, 2013, you entered into an agreement to sell the New England Media Group and during the third quarter of 2013, you estimated the fair value less cost to sell of the group, which resulted in a $34.3 million impairment charge for fixed assets at the group. Please explain to us why you believe the assets of the New England Media Group were appropriately valued at December 31, 2012 and June 30, 2013 and were not impaired as of those dates, particularly in light of the disclosure in Note 21 to the Form 10-K that in February 2013 you announced that you retained a strategic advisor in connection with a sale of the New England Media Group and your disclosure in the Form 10-Q for the quarter ended June 30, 2013 that you expected to recognize a loss on the sale of $15-$25 million. As part of your response, please tell us the nature of any changes in facts or circumstances that occurred between December 31, 2012 and the third quarter of 2013 that resulted in the impairment charge recognized in the third quarter of 2013.

Note 11. Discontinued Operations, page 13
Note 16. Subsequent Event, page 19

6. We note from your disclosure in Notes 11 and 16 that on August 3, 2013 you entered into an agreement to sell the New England Media Group, consisting of the Boston Globe, BostonGlobe.com, Boston.com, the T&G, Telegram.com and related businesses, and this sale was completed on October 24, 2013. We further note your disclosure in Note 17 in the Form 10-Q for the Quarter Ended June 30, 2013 that the August 3, 2013 agreement to sell the New England Media Group includes the 49% interest in Metro Boston. In light of the fact that your disclosure in the Form 10-Q for the Quarter ended September 30, 2013 does not appear to discuss the sale of the 49% interest in Metro Boston, however it also does not appear from Note 5 that you have an investment in Metro Boston as of September 30, 2013, please explain to us how you accounted for the sale of your 49% interest in Metro Boston. Also, please tell us if any gain or loss was recognized related to the sale of the New England Media Group and/or the sale of the Metro Boston investment. If so, please provide us details as to how that gain or loss was calculated or determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief